Exhibit 99.26

Titan Mining Corporation

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

June 25, 2024

The following provides matters voted upon and the results of the votes at the Annual General Meeting of the shareholders of Titan Mining Corporation (the “Company”) held on June 25, 2024, in Vancouver, British Columbia (the “Meeting”).

Common Shares represented at the Meeting:	95,033,776 or 69.69%

All matters were approved by shareholders present in person or represented by proxy at the Meeting as follows:

		Votes For		Votes Against		Votes Withheld
	Description of Matter	Number	%	Number	%	Number	%
1.	Ordinary resolution to elect the following nominees as Directors:
	John Boehner	94,461,043	99.99	-	-	8,151	0.01
	Lenard Boggio	87,344,941	92.46	-	-	7,124,253	7.54
	William Mulrow	87,304,891	92.42	-	-	7,164,303	7.58
	George Pataki	87,345,941	92.46	-	-	7,123,253	7.54
	Donald R. Taylor	94,463,043	99.99	-	-	6,151	0.01
	Richard Warke	94,422,993	99.95	-	-	46,201	0.05
2.	Ordinary resolution to appoint Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.	95,029,826	99.99	-	-	3,950	0.01
3.	Ordinary resolution to approve all unallocated options under the Company’s current stock option plan, as described in the management information circular for the Meeting.	93,666,058	99.15	803,136	0.85	0.00	0.00
4.	Ordinary resolution to approve all unallocated rights and other entitlements under the Company’s current restricted share unit plan, as described in the management information circular for the Meeting.	93,668,048	99.15	801,146	0.85	0.00	0.00

Titan Mining Corporation

/s/ Purni Parikh
Purni Parikh
Senior VP, Corporate Affairs and Corporate Secretary